SEMILEDS	3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.	Telephone: +886-37-586788 Fax Number: +886-37-582688

February 7, 2013

Via EDGAR and Facsimile

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	SemiLEDs Corporation
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed December 13, 2012
File No.: 001-34992

Dear Mr. Vaughn:

On behalf of SemiLEDs Corporation (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings in a letter dated January 28, 2013.  For your convenience, the response repeats the comments in the January 28, 2013 letter.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 7.                                    Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Key Factors Affecting Our Financial Condition, Results of Operations and Business, page 53

Intellectual Property Issues, page 54

1.              We note the injunction you agreed to regarding sales and imports of “certain accused products” in the United States.  Please tell us, with a view toward disclosure of material known trends and events in future filings, the amount of historical revenues in the United States that relates to those “certain accused products” and the impact on your results of operations in the United States and globally since the injunction went into effect.  For example, was a material portion of your historical revenue globally related to those “certain accused products?”  While we note your disclosure regarding sales of a new EV product in the United States, it is unclear from your disclosure whether and to what extent those sales have or will offset sales of the “certain accused products” or whether you believe your results of operations have been or will be materially impacted.

Revenue from sales in the United States of LED chips and LED components subject to the injunction provided for under the settlement agreement with Cree, Inc. accounted for 7%, 7% and 4% of the Company’s total revenues for the years ended August 31, 2012, 2011 and 2010, respectively, and 8% of the Company’s total revenues for the one month ended September 30, 2012 (the last month before the injunction went into effect).

Historically, substantially all of the Company’s revenues generated from the sales of LED chips and LED components, other than the sales of contract manufactured LED components, were related to the accused products. During the fourth quarter of fiscal 2012, the Company launched the new “Enhanced Vertical” LED product series (the “EV LED”) not subject to the injunction, and which the Company is now selling globally, including in the United States. The EV LED products are the newer generations of the accused products. The Company currently plans to fully convert its manufacturing facilities from the manufacturing of the accused products to the manufacturing of the new EV LED products in the near term, such that, following that conversion, it will sell only the new EV LED products both globally and in the United States. Revenues from the sales of EV LED products in the fourth quarter of fiscal 2012 and the first quarter of fiscal 2013 have not been material, primarily because the products must be certified and qualified by the Company’s existing and potential customers before they can be purchased by these customers. The certification for and qualification of new products by existing or potential customers is a lengthy and uncertain process. The delay in adoption the new EV LED products, along with other factors detailed in the Company’s filings with the SEC, has negatively impacted the Company’s revenues and operating results in the last two quarters and may continue to impact the Company’s revenues and operating results in future quarters.

The Company will include disclosure of material known trends, if any, in future filings.

Year Ended August 31, 2012 Compared to Year Ended August 31, 2011, page 68

2.              To the extent that changes in the amount of revenues related to LED chips compared to LED components relates to a change in strategy by you, as indicated by your disclosure on pages 25 and 56 and statements management’s 4th quarter earnings call, please ensure your disclosure in future filings discusses that strategy and the impact on the results you disclose, including gross margin.  Also, to the extent this strategic shift represents a known trend that you believe will materially impact your results of operation or financial condition, please discuss in future filings, if applicable, such impact.

It is, as disclosed by the Company on page 25 of the Form 10-K, the intention of the Company to increase the absolute level of sales of LED components. As the table on page 56 demonstrates, sales of LED components have also represented an increasing percentage of the Company’s sales over the last three fiscal years.  The LED market is very competitive and pricing conditions have become extremely aggressive since calendar year 2011, which has negatively impacted the Company.  To address this situation, the Company has attempted to direct its efforts to areas of its business where it sees the best opportunity for the most profitable sales.  In fiscal 2012, those more profitable opportunities have been in the LED components market rather than the LED chip market where the Company has been forced to cut prices on its older inventory. While the Company wants to continue to increase the absolute level of LED component sales, the Company is hoping that the new EV LED product series of LED chips will also present an opportunity for profitable growth (particularly the UV market), once customers and prospective customers have certified and qualified these products.  If this occurs, then it is likely that the percentage of total sales represented by LED components will decline and the percentage of total sales represented by LED chips will again increase.

While the strategy to pursue opportunities for profitable growth (including greater emphasis on the sale of LED components) has helped to improve revenues in fiscal 2012 and could have a positive influence on margins if it succeeds, results to date do not yet reflect this, as increased sales of products with higher sales prices may not (and have not to date) translated into higher margins as a result of product mix and excess capacity among other things.  The Company will attempt to clarify in its disclosures in future filings the impact of its strategy on its results to the extent the strategy has a demonstrable impact. The Company will also include disclosure of material known trends, if any develop, in future filings.

Item 8.            Financial Statements and Supplementary Data, page 78

Note 3.                                 Balance Sheet Components, page 95 Property, Plant and Equipment, page 95

3.              We note your disclosure in this note that the fair value of property, plant and equipment on which you recorded an impairment charge of $7.5 million during the year ended August 31, 2012 was based, in part, on third-party independent valuations.  Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers.  Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Management has considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections.  Based on that question, since the Company did not include or summarize the valuation report provided by the third party appraiser nor attribute it to the third party, management concluded that the Company was not required to name the third party expert or obtain the expert’s consent, despite the Form 10-K’s incorporation by reference in the Company’s currently effective Form S-8 registration statement.

The Company will clarify the language in future filings to remove any suggestion that the Company is attributing the valuations to a third party expert. The long-lived assets impairment determination was made by management with the assistance of a third party expert and the Company’s disclosure was not intended to suggest or imply otherwise.

The Company expects such disclosure would read as follows:

“Management reviewed the Company’s long-lived assets for impairment and recognized an impairment charge of $7,507 thousand on certain of its property, plant and equipment for the year ended August 31, 2012 based on the present value of expected future net cash flows discounted at the weighted average cost of capital, taking into consideration a third-party independent valuation for its machinery and equipment.”

Note 5.                                 Investments in Unconsolidated Entities, page 99

4.              Please provide to us your significance calculations pursuant to the requirements of Rule 3-09 (a) of Regulation S-X related to your equity method investment in China SemiLEDs for fiscal 2011.

For fiscal 2011, the Company assessed the significance of its equity method investment in China SemiLEDs in accordance with Rule 3-09 of Regulation S-X using the Company’s and China SemiLEDs’ audited balance sheet and statement of operations as of and for the year ended August 31, 2011. The results for the investment test and the income test were 8.0% and 18.5%, respectively.

The percentages were calculated as follows (the dollar amounts below are in thousands of U.S. dollars and are based on U.S. GAAP audited financial statements of the Company and China SemiLEDs):

		The Company’s investment in and advances to China SemiLEDs as of August 31, 2011		$14,214
Investment	=		=		=	8.0%
Test
		Consolidated total assets of the Company as of August 31, 2011		$178,326

		The Company’s equity in the pre-tax loss of China SemiLEDs for the year ended August 31, 2011(1)		$2,852
Income	=		=		=	18.5%
Test
		Consolidated pre-tax loss of the Company for the year ended August 31, 2011(2)		$15,379

(1)                                 In accordance with the SEC Financial Reporting Manual, Topic 2, Section 2410.3, “Income Test — Implementation Point 1 — Calculating the Numerator,” the Company’s share of China SemiLEDs pre-tax loss was adjusted for the basis difference resulting from the excess of the Company’s share of the net assets of China SemiLEDs over the carrying value of its investment of $278 thousand for the year ended August 31, 2011.

(2)                                 In accordance with the SEC Financial Reporting Manual, Topic 2, Section 2410.4, “Income Test — Implementation Point 2 — Calculating the Denominator,” the Company’s loss before income taxes was adjusted to exclude the portion attributable to noncontrolling interests in the Company’s subsidiary.

Exhibit 99.1 Xurui Guangdian Co., Ltd’s Financial Statements as of August 31, 2012 (Audited) and 2011 (Unaudited) and for the Years Then Ended

5.              We note that the independent auditor for Xurui Guangdian Co., Ltd.’s conducted its audits in accordance with both “generally accepted auditing standards as established by the Auditing Standards Board (United States)” and in accordance with “the auditing standards of the Public Company Accounting Oversight Board (United States).”  As we note that the term “generally accepted auditing standards as established by the Auditing Standards Board (United States)” is not one that is required by AU 508, and to be consistent with the guidance in paragraph 3 of PCAOB Auditing Standard No. 1, please have your auditors remove the reference from their audit report.

The revised auditor’s report will appear in Exhibit 99.1 of the amendment to the Form 10-K being filed by the Company.

6.              Further to the above, the reference in the audit report to the “auditing standards of the Public Company Accounting Oversight Board (United States)” is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1 which calls for the auditor to refer to “standards of the Public Company Accounting Oversight Board (United States).”  Please amend your filing to include a report from your independent auditors that complies with PCAOB Auditing Standard No. 1.

The revised auditor’s report will appear in Exhibit 99.1 of the amendment to the Form 10-K being filed by the Company.

7.              We note your independent auditor’s report in this Exhibit is signed by “ShineWing, ShineWing CPAs Shanghai Branch” located in Shanghai, People’s Republic of China.  Please confirm to us that this auditor is registered with the Public Company Accounting Oversight Board (US).  In this regard, we note that the list of registered audit firms with the PCAOB includes a listing for “ShineWing Certified Public Accountants.”  Please have your auditor clarify how, if at all, it is associated with the registered firm.  Further, if your auditor is a member of the registered firm and appropriately included in that PCAOB registration, please have your auditor ensure that its audit reports in future filings, including the amended Form 10-K, are signed under the name of the audit firm as indicated on the PCAOB registration.

The independent auditor of Xurui Guangdian Co., Ltd. located in Shanghai, People’s Republic of China, is a branch office of ShineWing Certified Public Accountants, a registered audit firm with the Public Company Accounting Oversight Board (United States). The revised auditor’s report signed under the name of “ShineWing Certified Public Accountants” will appear in Exhibit 99.1 of the amendment to the Form 10-K being filed by the Company.

The Company acknowledges that:

•                  the Company is responsible for the adequacy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because of the differences in time zones, please relay any oral inquiries or any questions concerning these responses to Barbara M. Lange, Esq. of Orrick, Herrington & Sutcliffe LLP, (415) 773-5749.

Very truly yours,

/s/ Trung Tri Doan

Trung Tri Doan
Chief Executive Officer